PROSPECTUS
Filed Pursuant to rule 424(b)(3)
Registration File Number 333-148400

Emeritus Corporation

6,714,981 Shares Common Stock

This prospectus relates to the public offering of up to 6,714,981 shares of our common stock by the selling shareholders.  Certain selling shareholders acquired the shares from us in September 2007 when we completed our acquisition of Summerville Senior Living, Inc. pursuant to an agreement and plan of merger dated as of March 29, 2007, between us, Summerville and other parties.  The other selling shareholders acquired shares from us in June 2005 and March 2006 pursuant to the conversion of our Series B Convertible Preferred Stock and the exercise of warrants for our common stock.

We will not receive any of the proceeds from the sale of our common stock by the selling shareholders.  We will pay the costs relating to the registration of the shares of common stock offered by this prospectus.  The selling shareholders will be responsible for any brokerage commissions, discounts and similar expenses relating to the sale of the shares.

Our common stock is quoted on the American Stock Exchange under the symbol “ESC.”  On January 18, 2008, the last sale price for our common stock as reported on the American Stock Exchange was $22.32 per share.

Investing in our securities involves risk.  See the sections entitled “Forward-Looking Statements” and “Risk Factors” in this prospectus prior to investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is January 22, 2008.

EMERITUS CORPORATION

Emeritus was founded in 1993 and is one of the largest and most experienced national operators of assisted living and Alzheimer’s and related dementia residential communities.  Our communities provide a residential housing alternative for senior citizens who need help with the activities of daily living, but do not require the constant skilled nursing services provided in skilled nursing facilities.  As of September 30, 2007, we operated, or had an interest in, 288 assisted living communities, consisting of approximately 24,812 units with a capacity for 29,674 residents.  Our facilities are located in 37 states and include 106 communities that we own, 147 communities that we lease, and 35 communities that we manage, including 25 in which we hold joint venture interests.  As of September 30, 2007, our facilities were 87.9% occupied.

In addition to our traditional assisted living facilities, our portfolio of communities includes 178 communities consisting of approximately 3,909 units that offer Alzheimer’s and dementia care in a mix of both free-standing facilities and as part of our standard assisted living facilities.  We believe the need for Alzheimer’s and dementia care will continue to increase in the future.  Today, there are an estimated 24 million people in the world with some form of dementia and 4.6 million new cases are diagnosed each year.  In addition, the number of Americans with Alzheimer’s disease has doubled since 1980.  By 2050, the number of individuals in the United States with dementia is expected to increase from 4.5 million to above 11.3 million.  Dementia care residents typically have declines in certain mental functions that prevent them from performing activities of daily living, such as dressing and feeding themselves.

Our portfolio of communities is highlighted by relatively new, high quality facilities that deliver a significant number of amenities to our residents and also allow us to operate efficiently.  Of our 288 communities, 180 have been built or opened since January 1, 1996.  In addition, we have significantly upgraded many of our older communities to enhance their appearance and made improvements to kitchens, nurse call systems, dining and recreation areas, landscaping and electronic systems, including data transmission.

We strive to provide a wide variety of supported living services in a professionally managed environment that allows our residents to maintain dignity and independence.  Under our approach, seniors reside in a private or semi-private residential unit for a monthly fee based on each resident’s individual service needs.  We believe our residential assisted living and Alzheimer’s and related dementia communities allow seniors to maintain a more independent lifestyle than is possible in the institutional environment of skilled nursing facilities, while also providing peace of mind knowing that staff is available should the need arise.  In addition, we believe that our services, including assisting residents with activities of daily living, such as medication management, bathing, dressing, personal hygiene, and grooming, are attractive to seniors who are inadequately served by independent living facilities.

Our principal executive offices are located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, and our telephone number is (206) 298-2909.  Our website is http://www.emeritus.com.  Information contained on our website does not constitute a part of this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information of Emeritus Corporation for the nine months ended September 30, 2007, gives pro forma effect, as described below, to the following transactions, collectively the “pro forma adjustments”:

1.
The acquisition of Summerville Senior Living, Inc. (“Summerville”) completed on September 1, 2007, which involved the merger of a wholly-owned subsidiary of Emeritus Corporation with Summerville, referred to as the “Summerville Acquisition.”

2.	The issuance of 11,300,800 shares of common stock in a public offering completed in July and August 2007, referred to as the “Public Offering.”

3.	Summerville’s acquisition of 2 communities with 219 units effective March 1, 2007. These transactions are collectively referred to as the “Summerville Transactions.”

4.
Emeritus transactions consisting of (a) the acquisition of the 24 Fretus Investors LLC (“Fretus”) communities in February 2007 formerly operated by Emeritus under long-term leases; (b) the acquisition of the 12 Healthcare Realty Trust (“HRT”) communities in March 2007 formerly operated by Emeritus under long-term leases; (c) the acquisition of the seven Health Care Property Investors, Inc. (“HCPI”) communities in March 2007 formerly operated by Emeritus under long-term leases; and (d) the accelerated conversion of $16.12 million of 6.25% Convertible Subordinated Debentures into 732,725 shares of common stock in March 2007.  All of these transactions are collectively referred to as the “Emeritus Transactions.”

5.
Emeritus transactions consisting of (a) the acquisition of the 41 HCPI communities in August 2007, of which 33 were formerly operated by Emeritus and eight were formerly operated by Summerville under long-term leases; (b) the acquisition of three Health Care REIT, Inc. (“HC REIT”) communities in August 2007 formerly operated by Emeritus under long-term leases; and (c) the acquisition of nine Wegman/Manor, LLC (“Wegman”) communities in August 2007 formerly operated by Emeritus under long-term leases.  All of these transactions are collectively referred to as the “Emeritus Q3 2007 Transactions.”

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2007, gives effect to the Summerville Acquisition, the Public Offering, the Summerville Transactions, the Emeritus Transactions, and the Emeritus Q3 2007 Transactions, as if they had occurred on January 1, 2007.

The unaudited pro forma merger transaction adjustments and the resulting impact on the unaudited pro forma condensed consolidated statement of operations was prepared based on available information and certain assumptions and estimates described in the notes to the unaudited pro forma condensed consolidated financial information.  The estimated purchase price related to Summerville has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of September 1, 2007, the date of acquisition.  Any differences between the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed was recorded as goodwill.  The amounts allocated to the acquired assets and assumed liabilities, and the assumed amortization expenses reflected in the unaudited pro forma condensed consolidated statement of operations, are based on these preliminary estimates.  Accordingly, the pro forma purchase price allocation and related amortization is preliminary and is subject to revision based on a final determination of fair value.  The preliminary allocation has been made solely for the purpose of providing the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2007.

The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations would have been had the Summerville Acquisition, the Public Offering, the Summerville Transactions, the Emeritus Transactions, and the Emeritus Q3 2007 Transactions occurred on the date indicated, or to project our results of operations for any future period.  Furthermore, the unaudited pro forma condensed consolidated statement of operations does not reflect changes which may occur as a result of activities after the

Summerville Acquisition closed on September 1, 2007.  The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with Summerville’s consolidated financial statements and related notes  as of December 31, 2006, and for each of the years in the three year period ended December 31, 2006, filed as exhibits to our current report on Form 8-K on June 12, 2007, and our consolidated financial statements filed with the SEC in our annual report on Form 10-K for the year ended December 31, 2006, and our quarterly report on Form 10-Q for the nine months ended September 30, 2007.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007
(In thousands)

	Emeritus As Reported (Condensed)	Emeritus Pro Forma Transactions NOTE 5	Summerville Eight Months 8/31/2007 NOTE 6	Summerville Pro Forma Transactions NOTE 4	Merger Transaction Adjustments NOTE 6	Public Offering Adjustments NOTE 3	Emeritus and Summerville Pro Forma Consolidated (Condensed)
Revenues:
Community revenues	$355,991	$—	$187,814	$1,689	$—	$—	$545,494
Management fees	3,221	—	—	—	—	$—	3,221
Total revenues	359,212	—	187,814	1,689	—	—	548,715
Operating Expenses:
Community operations	229,225	—	124,116	1,094	64	—	354,499
General and administrative	34,335	—	15,263	—	—	—	49,598
Depreciation and amortization	49,545	8,208	9,092	—	21,804	—	88,649
Facility lease expense	30,139	(20,606)	28,791	224	27,005	—	65,553
Total operating expenses	343,244	(12,398)	177,262	1,318	48,873	—	558,299
Operating income (loss) from continuing operations	15,968	12,398	10,552	371	(48,873)	—	(9,584)
Other Income (Expense):
Interest income	3,816	—	438	—	—	—	4,254
Interest expense, debt and other	(21,097)	(19,868)	(13,743)	—	12,086	3,838	(38,784)
Interest expense, capital leases	(28,122)	5,720	(20,020)	—	16,262	—	(26,160)
Other, net	6,568	1,318	1,585	—	—	—	9,471
Total other income (expense)	(38,835)	(12,830)	(31,740)	—	28,348	3,838	(51,219)
Income (loss) from continuing operations before taxes	(22,867)	(432)	(21,188)	371	(20,525)	3,838	(60,803)
Income tax (expense) benefit	(30)	—	(10)	—	—	—	(40)
Income loss from continuing operations	$(22,897)	$(432)	$(21,198)	$371	$(20,525)	$3,838	$(60,843)
Basic and diluted earnings per share	$(0.99)						$(1.57)
Basic and diluted weighted common shares outstanding	23,165	177			7,680	7,663	38,685

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.                  Basis of Pro Forma Presentation

On March 29, 2007, Emeritus Corporation (the “Company”) announced that it entered into a definitive agreement whereby the Company would acquire all of the outstanding stock of Summerville Senior Living, Inc. (“Summerville”).  The transaction was completed effective September 1, 2007.  The Company issued 8,392,656 shares of the Company’s unregistered common stock in the transaction, a portion of which was issued in satisfaction of certain indebtedness to Summerville’s controlling shareholders, a portion to satisfy certain obligations under incentive compensation arrangements to senior management of Summerville who joined the Company as a result of the merger, and the balance to the shareholders of Summerville (the “Summerville Acquisition”).  After the merger, the former Summerville shareholders held approximately 20.2% of the Company’s common stock on a fully diluted basis.

2.                  Preliminary Summerville Purchase Price

The estimated purchase price of the Summerville Acquisition as of September 1, 2007, the date of the closing, is as follows (in thousands).  The 8,392,656 shares of common stock issued in the transaction were valued at an estimated price of $32.57 per share based on the average trading price over a five-day period, including two days before and two days after the public announcement of the merger on March 29, 2007.

Common stock	$273,349
Cash, including transaction costs	4,471
Total	$277,820

Under the purchase method of accounting, the total estimated purchase price as shown in the table above was allocated to Summerville’s net tangible and intangible assets based on their estimated fair values as of the closing date of the transaction.  Any excess of the purchase price over the estimated fair value of the net tangible and intangible assets was recorded as goodwill.

Based upon the estimated purchase price and assumptions regarding valuation of acquired assets and assumed liabilities, the preliminary purchase price allocation, is as follows (in thousands):

Net working capital deficit	$(20,481)
Property and equipment	17,058
Assets under capital leases	70,474
Total property and equipment	87,532
Below market rents	100,573
Above market rents	(15,886)
In-place resident contracts	63,851
Lease purchase options	45,022
Trademarks and licenses	5,900
Goodwill	74,297
Total net intangibles	273,757
Other long-term assets	17,344
Long-term debt	(24,533)
Capital lease obligations	(55,007)
Total long-term debt	(79,540)
Other long-term liabilities	(792)
Total	$277,820

The depreciation and amortization related to the fair value allocations are reflected as pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2007.

The preliminary purchase price allocation for the Summerville Acquisition is subject to revision as a more detailed analysis is completed, and as additional information on the fair values of Summerville’s assets and liabilities becomes available.  Goodwill will not be amortized and will be tested for impairment on an annual basis, or whenever events or circumstances occur indicating that the goodwill may be impaired.  Any change in the fair value of the assets or liabilities of Summerville will change the amount of the purchase price allocation.  The final purchase price allocation may differ from the allocation presented here.

3.                  Public Offering

On July 3, 2007, the Company closed the public offering of 11,000,000 shares of common stock, of which 10,500,000 shares were sold by the Company and 500,000 shares were sold by certain selling shareholders.  The Company received net proceeds of $305.4 million after issuance costs.

On July 27, 2007, the Company received notice from the underwriters of the public offering discussed in the previous paragraph that they had elected to exercise, in part, the over-allotment option specified in the Underwriting Agreement.  As a result, the Company sold an additional 800,800 shares of common stock in the offering.  The exercise of the over-allotment option closed on August 2, 2007, and the Company received net proceeds of $23.2 million after issuance costs, for total net proceeds of $328.6 million from the Public Offering.

The unaudited pro forma condensed consolidated statement of operations for the nine-months ended September 30, 2007 is adjusted to give pro forma effect of the Public Offering and the use of proceeds as if it had occurred as of January 1, 2007.  The use of proceeds as presented herein is as follows (in thousands):

Total net proceeds	$328,588
Pay off long-term debt, including prepayment fees	(62,306)
Funding of Emeritus Q3 2007 Transactions	(233,597)
Balance of net proceeds	$32,685

The $32.7 million remaining balance of the net proceeds from the Public Offering will be used to retire long-term debt due in March 2008 in the amount of $21.4 million, with the balance available for general corporate purposes.  The retirement of the long-term debt due in March 2008 is not reflected in the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2007.

A portion of the proceeds were used to retire long-term debt in the amount of $62.1 million at a weighted average interest rate of approximately 9.4%, resulting in a pro forma reduction in interest expense of $3.8 million for the nine months ended September 30, 2007.

4.                  Summerville Transactions

The unaudited pro forma Summerville Transactions include historical results and related pro forma adjustments for the nine months ended September 30, 2007, to include communities acquired by Summerville as if the acquisitions had occurred on January 1, 2007, as discussed below:

SUMMERVILLE TRANSACTIONS
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007
(In thousands)

Summerville 2007 Pro Forma (a)
Revenues:
Community revenues	$1,689
Total revenues	1,689
Operating Expenses:
Community operations	1,094
Facility lease expense	224
Total operating expenses	1,318
Operating income from continuing operations	$371

The pro forma adjustments for the period presented were derived from the pre-acquisition unaudited financial statements of these communities, adjusted for revised property-related costs based on underlying lease agreements assumed by or entered into by Summerville as part of the transactions. These pro forma adjustments do not reflect depreciation or amortization expenses, or the impact of lease accounting treatments. Those adjustments were incorporated into the Merger Transaction Adjustments described in Note 6 to the Unaudited Pro Forma Condensed Consolidated Statement of Operations.

(a)
In March 2007, Summerville acquired two communities with 219 units under long-term leases. The adjustments to the unaudited pro forma statement of operations reflect the unaudited pre-acquisition historical results of operations of these two communities for the two-month period ended February 28, 2007.

5.                  Emeritus Transactions

The unaudited pro forma Emeritus Transactions include historical results and related pro forma adjustments for the nine months ended September 30, 2007, to include acquired property and the conversion of debt by Emeritus as if the transactions had occurred on January 1, 2007:

EMERITUS TRANSACTIONS
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007
(In thousands)

	Debenture Conversion (a)	Q1 2007 Acquisitions (b)	Q3 2007 Acquisitions (c)	Emeritus 2007 Pro Forma
Operating expenses:
Depreciation and amortization	$—	$(542)	$8,750	$8,208
Facility lease expense	—	(2,936)	(17,670)	(20,606)
Total operating expenses	—	(3,478)	(8,920)	(12,398)
Operating income (loss) from continuing operations	—	3,478	8,920	12,398
Other income (expense):
Interest expense, debt and other	182	(3,766)	(16,284)	(19,868)
Interest expense, capital and financing leases	—	459	5,261	5,720
Other, net	1,329	—	(11)	1,318
Total other income (expense)	1,511	(3,307)	(11,034)	(12,830)
Income (loss) from continuing operations before taxes	$1,511	$171	$(2,114)	$(432)

The acquisition and investment pro forma adjustments were derived from pre-acquisition unaudited financial statements for these properties, adjusted for revised property-related costs based on the various underlying agreements entered into by Emeritus as part of the transactions, or in the case of the debenture conversion, from the terms of the debenture conversion agreement.

(a)
$16.12 million face amount of the Company’s convertible debentures were converted into 732,725 shares of common stock effective March 8, 2007.  Interest was paid on these debentures through the maturity date of July 1, 2008, as an incentive for early conversion.  The adjustment to the unaudited pro forma statement of operations for the nine months ended September 30, 2007, reflects the conversion as if it happened on January 1, 2007.  The weighed average shares outstanding was adjusted for the nine months ended September 30, 2007, to reflect the issuance of these shares as if they were outstanding from the beginning of the year.

(b)	The first quarter 2007 acquisitions include the following:

(1)
The Fretus communities were operated by Emeritus under long-term leases prior to the acquisition on February 28, 2007. The adjustment to the unaudited pro forma statement of operations for the nine months ended September 30, 2007, reflect the unaudited results of the 24 Fretus communities as if the Company had owned them since January 1, 2007.

(2)
The HRT communities were operated by Emeritus under long-term leases prior to the acquisition on March 15, 2007.  The adjustment to the unaudited pro forma statement of operations for the nine months ended September 30, 2007, reflect the unaudited results of the 12 HRT communities as if the Company had owned them since January 1, 2007.

(3)
The HCPI communities were operated by Emeritus under long-term leases prior to the acquisition on March 26, 2007. The adjustment to the unaudited pro forma statement of operations for the nine months ended September 30, 2007, reflect the unaudited results of the seven HCPI communities as if the Company had owned them since January 1, 2007.

(c)	The third quarter 2007 acquisitions include the following:

(1)
The HC REIT communities were operated by Emeritus under long-term leases prior to the acquisition on August 6, 2007. The adjustment to the unaudited pro forma statement of operations for the nine months ended September 30, 2007, reflect the unaudited results of the three HC REIT communities as if the Company had owned them since January 1, 2007.

(2)
The HCPI communities were operated by Emeritus under long-term leases prior to the acquisition on August 15, 2007. The adjustment to the unaudited pro forma statement of operations for the nine months ended September 30, 2007, reflect the unaudited results of the 41 HCPI communities as if the Company had owned them since the January 1, 2007.

(3)
The Wegman communities were operated by Emeritus under long-term leases prior to the acquisition on August 31, 2007. The adjustment to the unaudited pro forma statement of operations for the nine months ended September 30, 2007, reflect the unaudited results of the nine Wegman communities as if the Company had owned them since January 1, 2007.

The Emeritus Transactions included 43 communities formerly operated by the Company under long-term leases.  The total gross purchase price, including transaction costs, was approximately $272.6 million, all of which was allocated to property and equipment.  Several of these leased communities were formerly accounted for as capital or financing leases with a net book value of approximately $17.3 million as of the acquisition date.  In addition, upon termination of the leases, approximately $3.5 million was offset against the purchase price relating to gains from termination of the capital and financing leases, resulting in a net change in property and equipment of $251.8 million.

The Emeritus Q3 2007 Transactions included 53 communities formerly operated by the Company under long-term leases.  The total gross purchase price, including transaction costs, was approximately $618.9 million, of which $618.0 million was allocated to property and equipment and $911,000 to intangible assets.  Several of these leased communities were formerly accounted for as capital or financing leases with a net book value of approximately $75.0 million as of the acquisition date.  In addition, upon termination of the leases, approximately $32.6 was offset against the purchase price relating to gains from termination of the capital and financing leases, deferred rents from straight-line lease expense on operating leases, and lease acquisitions costs associated with the terminated leases, resulting in a net change in property and equipment of $510.4 million.

6.                  Merger Transaction Adjustments

Pro forma merger adjustments are necessary to reflect the allocation of the estimated purchase price to Summerville’s assets and liabilities based on a preliminary estimate of their fair values, to record the effect of lease accounting treatments as of the merger date, and to reflect any other transaction adjustments directly related to the transaction.

The accompanying unaudited pro forma transaction adjustments reflected in the unaudited pro forma condensed consolidated statement of operations of Summerville for the eight-month period prior ended August 31, 2007 prior to the September 1, 2007 merger are as follows:

MERGER TRANSACTIONS ADJUSTMENTS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Eight Months Ended August 31, 2007
(In thousands)

	Summerville Unaudited Eight Months Ended August 31, 2007	Transaction Adjustments (a)		Lease Accounting (b)	Purchase Accounting (c)	Total Transaction Adjustments	Summerville Pro Forma August 31, 2007
Revenues:
Community revenues	$187,814	$—		$—	$—	$—	$187,814
Management fees	—	—		—	—	—	—
Total revenues	187,814	—		—	—	—	187,814
Operating expenses:
Community operations	124,116	—		—	64	64	124,180
General and administrative	15,263	—		—	—	—	15,263
Depreciation and amortization	9,092	(9,092	) (1)(2)	2,432	28,464	21,804	30,896
Facility lease expense	28,791	18,271	(1)(2)	1,854	6,880	27,005	55,796
Total operating expenses	177,262	9,179		4,286	35,408	48,873	226,135
Operating income (loss) from continuing operations	10,552	(9,179)		(4,286)	(35,408)	(48,873)	(38,321)
Other income (expense):
Interest income	438	—		—	—	—	438
Interest expense, debt and other	(13,743)	12,230	(3)	—	(144)	12,086	(1,657)
Interest expense, capital and financing lease obligations	(20,020)	20,020	(1)(2)	(3,758)	—	16,262	(3,758)
Other, net	1,585	—		—	—	—	1,585
Total other income (expense), net	(31,740)	32,250		(3,758)	(144)	28,348	(3,392)
Income (loss) from continuing operations before taxes	(21,188)	23,071		(8,044)	(35,552)	(20,525)	(41,713)
Income tax (expense) benefit	(10)	—		—	—	—	(10)
Income (loss) from continuing operations	$(21,198)	$23,071		$(8,044)	$(35,552)	$(20,525)	$(41,723)

(a)
These pro forma adjustments reflect the related impact to the statement of operations from the elimination of those assets and liabilities that will not be carried forward into the combined organization, or that will be restated at fair value as of the date of the merger, as follows:

(1)
The assets and liabilities related to sale-leaseback transactions entered into by Summerville prior to the merger, which were accounted for as refinancing transactions by Summerville, and property and equipment are eliminated.

(2)
The assets and liabilities related to leases accounted for as capital leases by Summerville, as well as deferred rent on operating leases recorded as the result of straight-line rent accounting, are eliminated.

(3)
Long-term debt payable to certain funds affiliated with Apollo Real Estate Advisors, which owned a significant majority of Summerville’s capital stock, were satisfied through the issuance of Emeritus common stock in the merger transaction and the related interest expense is eliminated.

(b)
These pro forma adjustments estimate the fair value of capital lease assets acquired and liabilities assumed as of the merger date, and the related adjustments for facility lease expense, depreciation and amortization expense, and interest expense for the eight months ended August 31, 2007.

(c)
These pro forma adjustments reflect the impact of the issuance of 8,392,656 shares of Emeritus common stock valued at $273.3 million, cash payments of $2.9 million, related transaction costs of $1.6 million incurred in the merger transaction, the preliminary allocation of the purchase price to the identifiable tangible and intangible net assets (exclusive of capital leases allocated in (b) above), and the related unaudited impact on the statements of operations for the period presented.  See Note 2 for detail of the preliminary purchase price allocation.

Depreciation and amortization on the purchase price allocation to record the Summerville assets at fair value is calculated using the straight-line method over estimated useful lives and is summarized as follows (in thousands):

	Summerville Fair Value	Estimated Life	Eight Months August 31, 2007
Leasehold improvements	$11,354	9.7 years(y)	$784
Capital lease assets	70,474	19.3 years(y)	2,432
Furniture, fixtures and equipment	3,814	4.8 years(y)	528
Goodwill	74,297	N/A	—
Lease intangibles (z)	63,851	19 months(z)	26,888
Purchase options (v)	45,022	N/A	—
Above/below market rents, net (w)	84,687	8.2 years(y)	6,880
Trademarks and licenses (x)	5,900	11.9 years(y)	264
	$359,399		$37,776	(u)

(u)	Comprised of $30.9 million of depreciation and amortization and $6.9 million in facility lease expense adjustments for the eight months ended August 31, 2007.

(v)	Represents the estimated fair value of purchase options contained in the Summerville leases.

(w)
Represents the net estimated fair value of favorable lease rates of $100.6 million, offset by estimated unfavorable lease rates of $15.9 million contained in the Summerville leases, amortized over the remaining term of the respective leases.

(x)
Reflects estimated fair value of Summerville trademarks of $4.7 million and operating licenses of $1.2 million.  The operating licenses are amortized over the 12 years as a component of operating expenses.

(y)	Represents the weighted average remaining useful life or lease term for each asset category.

(z)	The lease intangibles represent the estimated fair value of in-place tenant leases with an estimated life of 19 months based on Summerville’s average resident length of stay.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the risks and uncertainties described below with all of the other information that is included in this prospectus and the documents incorporated herein by reference.  The risks and uncertainties described below are not the only risks and uncertainties we face, however.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.  If any of these risks or uncertainties actually occurs, our business and our financial condition and results of operations may be materially harmed.  In this event, the market price of our common stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

We have incurred losses since we began doing business, except for 2005, and may continue to incur losses for the foreseeable future.

We organized and began operations in July 1993 and have operated at a loss since we began doing business, except for 2005.  For 2006, 2005, and 2004, we recorded, before preferred dividends, a loss of $14.6 million, income of $12.3 million, and a loss of $40.5 million, respectively.  Our net income in 2005 included a gain on the sale of our investment in Alterra Healthcare Corporation of $55.4 million.  Without this gain, we would have incurred a loss in 2005.  For the nine month period ended September 30, 2007, we incurred a loss of $22.9 million.  We believe that the historically aggressive growth of our portfolio through acquisitions and developments and related financing activities, as well as our inability (along with much of the assisted living industry) to increase occupancy rates at our communities, were among the causes of these losses.  To date, at many of our communities we have generally been able to stabilize occupancy and rate structures to levels that have resulted in positive cash flow from operations, but not earnings.  Our ongoing operations may not become profitable in line with our current expectations or may not become profitable at all.

We may not be able to successfully integrate our acquisition of Summerville Senior Living, Inc. or realize the potential benefits of the acquisition, which could cause our business to suffer.

On September 1, 2007, we completed our acquisition of Summerville Senior Living, Inc., or Summerville, pursuant to an agreement and plan of merger dated as of March 29, 2007.  We may not be able to successfully combine the operations of Summerville with our operations and we may never realize the potential benefits of the acquisition.  The integration of Summerville with our operations will also require significant attention from management and may impose substantial demands on our operational and financial resources, possibly reducing management’s ability to focus on other operations or other projects.  Any delays or increased costs of combining the companies could adversely affect our operations, financial results, and liquidity.

If we cannot generate sufficient cash flow to cover required interest, principal, and lease payments, we risk defaults on our debt agreements and leases.

As of September 30, 2007, we had total debt of $722.4 million, with minimum annual principal payments of approximately $44.2 million and were obligated under both long-term operating and capital leases requiring minimum annual cash lease payments of $118.4 million.  In addition, we will have approximately $90.0 million (including $10.5 million principal amount of 6.25% convertible subordinated debentures due July 1, 2008) and $28.4 million in principal amount of debt repayment obligations that become due in 2008 and 2009, respectively.  If we are unable to generate sufficient cash flow to make such payments as required and are unable to renegotiate payments or obtain additional equity or debt financing, a lender could foreclose on our communities that secure the respective indebtedness or, in the case of a lease, could terminate our lease, resulting in loss of income and asset value.  In some cases, our indebtedness is secured by a particular community and a pledge of our interests in a subsidiary entity that owns that community.  In the event of a default, a lender could avoid judicial procedures required to foreclose on real property by foreclosing on our pledge instead, thus accelerating its acquisition of that community.  Furthermore, because of cross-default and cross-collateralization provisions in certain of our mortgage and sale-leaseback agreements, if we default on one of our payment obligations, we could adversely affect a significant number of our communities.

Because we are highly leveraged, we may not be able to respond to changing business and economic conditions or continue with selected acquisitions.

A substantial portion of our future cash flow will be devoted to debt service and lease payments.  In the past, we have frequently been dependent on third party financing and disposition of assets to fund these obligations in full and we may be required to do so in the future.  In addition, we are periodically required to refinance these obligations as they mature.  As a consequence of acquisitions of communities, we have substantially increased our leverage since 2004.  Our long-term debt increased from $54.7 million as of December 31, 2004, to $722.4 million as of September 30, 2007, and our obligations under long-term operating and capital leases increased from $951.4 million as of December 31, 2004, to $1,467.5 million as of September 30, 2007.  These circumstances could reduce our flexibility and ability to respond to our business needs, including changing business and financial conditions such as increasing interest rates and opportunities to expand our business through selected acquisitions.

We may be unable to increase or stabilize our occupancy rates at levels that would result in positive earnings.

In previous years, we have been unable to increase our occupancy to levels that would result in net income on a sustained basis.  Our historical losses have resulted, in part, from occupancy levels that were lower than anticipated when we acquired or developed our communities.  While our occupancy levels have increased each year since 2004, during the three years prior to that, occupancy levels declined, excluding the effects of acquired communities.  Our occupancy levels may not continue to increase and may never reach levels necessary to achieve net income.

We may not find additional funding through public or private financing on acceptable terms.

We may not find adequate equity, debt, or sale-leaseback financing when we need it or on terms acceptable to us.  This could affect our ability to finance our operations or refinance our properties to avoid the consequences of default and foreclosure under our existing financing as described elsewhere.

If we fail to comply with financial covenants contained in our debt instruments, our lenders may accelerate the related debt.

From time to time, we have failed to comply with certain covenants in our financing and lease agreements relating generally to matters such as cash flow, debt and lease coverage ratios, and certain other performance standards.  Currently, we do not comply with certain covenants relating to portfolio and facility-level cash flow to base rent coverage ratios under certain leases with one of our significant lessors, for which we have obtained waivers until October 2008.  In the future, we may be unable to comply with these or other covenants.  If we fail to comply with any of these requirements and are not able to obtain waivers, our lenders could accelerate the related indebtedness so that it becomes due and payable prior to its stated due date.  We may be unable to pay or refinance this debt if it becomes due.

We self-insure many of the liabilities we face.

In recent years, participants in the long-term-care industry have faced an increasing number of lawsuits alleging negligence, malpractice, or other related legal theories.  Many of these suits involve large claims and significant legal costs.  We expect we will occasionally face such suits because of the nature of our business.  We are responsible for the full loss of any professional liability claims.  We also carry conventional commercial general liability insurance.  Claims against us, regardless of their merit or eventual outcome, may also undermine our ability to attract residents or expand our business and would require management to devote time to matters unrelated to the operation of our business.  Except on a very limited basis, we currently do not carry professional liability insurance and although we review our liability insurance annually, we may not be able to obtain third party liability insurance coverage in the future or, if available, on acceptable terms.  During the past several years, retained losses relating to high self-insured retention and annual premiums have increased significantly, which have substantially compounded our costs associated with insurance and claims defense.

We face risks associated with selective acquisitions.

We intend to continue to seek selective acquisition opportunities.  However, we may not succeed in identifying any future acquisition opportunities or completing any identified acquisitions.  The acquisition of communities presents a number of risks.  Existing communities available for acquisition may frequently serve or target different market segments than those we presently serve.  It may be necessary in these cases to reposition and renovate acquired communities or turn over the existing resident population to achieve a resident care level and income profile that is consistent with our objectives.  In the past, these obstacles have delayed the achievement of acceptable occupancy levels and increased operating and capital expenditures.  As a consequence, we currently plan to target assisted living communities with established operations, which could reduce the number of acquisitions we can complete and increase the expected cost.  Even in these acquisitions, however, we may need to make staff and operating management personnel changes to successfully integrate acquired communities into our existing operations.  We may not succeed in repositioning acquired communities or in effecting any necessary operational or structural changes and improvements on a timely basis.  We also may face unforeseen liabilities attributable to the prior operator of the acquired communities, against whom we may have little or no recourse.

We expect competition in our industry to continue, which could cause our occupancy rates and resident fees to decline.

The long-term care industry is highly competitive, and given the relatively low barriers to entry and continuing health care cost containment pressures, we expect that our industry will become increasingly competitive in the future.  We believe that the industry is experiencing over-capacity in several of our markets, thereby intensifying competition and adversely affecting occupancy levels and pricing.  We compete with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home healthcare agencies, independent living facilities, retirement communities, and skilled nursing facilities.  We expect that competition from new market entrants will increase as assisted living residences receive increased market awareness and more states decide to include assisted living services in their Medicaid programs.  Many of these competitors may have substantially greater financial resources than we do.  Increased competition may limit our ability to attract or retain residents or maintain our existing rate structures.  This could lead to lower occupancy rates or lower rate structures in our communities.

If development of new assisted living facilities outpaces demand, we may experience decreased occupancy, depressed margins, and diminished operating results.

We believe that some assisted living markets have become or are on the verge of becoming overbuilt.  The barriers to entry in the assisted living industry are not substantial.  Consequently, the development of new assisted living facilities could outpace demand.  Overbuilding in the markets in which we operate could thus cause us to experience decreased occupancy and depressed margins and could otherwise adversely affect our operating results.

Market forces could undermine our efforts to attract seniors with sufficient resources.

We rely on the ability of our residents to pay our fees from their own or family financial resources.  Generally, only seniors with income or assets meeting or exceeding the comparable median in the region where our assisted living communities are located can afford our fees.  Inflation or other circumstances may undermine the ability of seniors to pay for our services.  If we encounter difficulty in attracting seniors with adequate resources to pay for our services, our occupancy rates may decline.

Our labor costs may increase and may not be matched by corresponding increases in rates we charge to our residents.

We compete with other providers of assisted living services and long-term care in attracting and retaining qualified and skilled personnel.  We depend on our ability to attract and retain management personnel responsible for the day-to-day operations of each of our communities.  If we are unable to attract or retain qualified community management personnel, our results of operations may suffer.  In addition, possible shortages of nurses or trained personnel may require us to enhance our wage and benefits packages to compete in the hiring and retention of personnel.  We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.  As a result of these and other factors, our labor costs may increase and may not be matched by corresponding increases in rates we charge to our residents.

Some of our facilities generate infectious medical waste due to the illness or physical condition of the residents, including, for example, blood-soaked bandages, swabs, and other medical waste products, and incontinence products of those residents diagnosed with an infectious disease.

The management of infectious medical waste, including handling, storage, transportation, treatment, and disposal, is subject to regulation under various laws, including federal and state environmental laws.  These environmental laws set forth the management requirements, as well as permit, record-keeping, notice, and reporting obligations.  Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste.  Any finding that we are not in compliance with these environmental laws could adversely affect our business and financial condition.  While we are not aware of any non-compliance with environmental laws related to infectious medical waste at any of our properties, these environmental laws are amended from time to time and we cannot predict when and to what extent liability may arise.  In addition, because these environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

Our co-chief executive officer, Daniel R. Baty, has personal interests that may conflict with ours due to his interest in Columbia-Pacific Group, Inc.

Mr. Baty is the principal owner of Columbia-Pacific Group, Inc., a private company engaged in the development and operation of senior housing, assisted living communities, and hospitals in Asia and India.  Columbia-Pacific and affiliated partnerships also own assisted living communities, Alzheimer’s and dementia care facilities, and independent living facilities in the United States, some of which we manage under various management agreements.  These financial interests and management and financing responsibilities of Mr. Baty with respect to Columbia-Pacific and their affiliated partnerships could present conflicts of interest with us, including potential competition for residents in markets where both companies operate and competing demands for the time and efforts of Mr. Baty.

Some of our recent transactions and the operations of certain communities that we manage are supported financially by Mr. Baty with limited guarantees and through his direct and indirect ownership of such communities; we would be unable to benefit from these transactions and managed communities without this support.

We currently manage seven communities owned by entities controlled by Mr. Baty.  Mr. Baty was also the guarantor of a portion of our obligations under a 24-community lease with an entity in which Mr. Baty has an ownership interest.  We acquired these properties in February 2007 in a transaction in which the entity affiliated with Mr. Baty provided us with financing in the amount of $18 million for two years, which was paid off in July 2007.  In 2004, he personally guaranteed $3 million of our obligations under a long-term lease with Health Care Property Investors, Inc., an independent REIT, which terminated with the purchase of these communities in August, 2007.  Also in 2004, Mr. Baty guaranteed our obligations under a long-term lease relating to 18 communities.  As part of this arrangement, which continues to be in effect, he shares in 50% of the cash flow, and is responsible for 50% of the cash deficiency, for these communities.  We believe that we would have been unable to take advantage of these transactions and management opportunities without Mr. Baty’s individual and financial support.  The ongoing administration of these transactions, however, could be adversely affected by these continuing relationships because our interests and those of Mr. Baty may not be congruent at all times.  In addition, we cannot guarantee that such support will be available in the future.

We may be unable to attract and retain key management personnel.

We depend upon, and will continue to depend upon, the services of Mr. Baty.  The loss of Mr. Baty’s services, in part or in whole, could adversely affect our business and our results of operations.  Mr. Baty has financial interests and management responsibilities with respect to Columbia-Pacific and its related partnerships that require a considerable amount of Mr. Baty’s time.  As a result, he does not devote his full time and efforts to Emeritus.  We also may be unable to attract and retain other qualified executive personnel critical to the success of our business.

Our costs of compliance with government regulations may significantly increase in the future.

Federal, state, and local authorities heavily regulate the healthcare industry.  Regulations change frequently, and sometimes require us to make expensive changes in our operations.  A number of legislative and regulatory initiatives relating to long-term care are proposed or under study at both the federal and state levels that, if enacted or adopted, could adversely affect our business and operating results.  We cannot predict to what extent legislative or regulatory initiatives will be enacted or adopted or what effect any initiative would have on our business and operating results.  Changes in applicable laws and new interpretations of existing laws can significantly affect our operations, as well as our revenues, particularly those from governmental sources, and our expenses.  Our residential communities are subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities.  Federal, state, and local governments occasionally conduct unannounced investigations, audits, and reviews to determine whether violations of applicable rules and regulations exist.  Devoting management and staff time and legal resources to such investigations, as well as any material violation by us that is discovered in any such investigation, audit, or review, could strain our resources and affect our profitability.  In addition, regulatory oversight of construction efforts associated with refurbishment could cause us to lose residents and disrupt community operations.  While these regulations and licensing requirements often vary significantly from state to state, they typically address:

•	state and local laws impacting licensure;

•	consumer protection against deceptive practices;

•
laws affecting the management of property and equipment, including living accommodations such as room size, number of bathrooms, ventilation, furnishing of resident units, and other physical plant specifications;

•
laws affecting how we otherwise conduct our operations, such as staff training; personnel education; records management; admission and discharge criteria; documentation and reporting requirements; privacy laws, as well as fire, health, and safety laws and regulations;

•
federal and state laws designed to protect Medicare and Medicaid, which mandate and define allowable costs, pricing, quality of services, quality of care, food service, resident rights (including abuse and neglect) and responsibilities, and fraud; and

•
federal and state residents’ rights statutes and regulations; Anti-Kickback and physicians referral (Stark) laws; and safety and health standards set by the Occupational Safety and Health Administration.

We may be unable to satisfy all regulations and requirements or to acquire and maintain any required licenses on a cost-effective basis.

We are also subject to federal and state regulations regarding government funded public assistance that prohibit certain business practices and relationships.

Because we accept residents who receive financial assistance from governmental sources for their assisted living services, we are subject to federal and state regulations that prohibit certain business practices and relationships.  Failure to comply with these regulations could prevent reimbursement for our healthcare services under Medicaid or similar state reimbursement programs.  Our failure to comply with such regulations also could result in fines and the suspension or inability to renew our operating licenses.  Acceptance of federal or state funds could subject us to potential false claims actions or whistleblower claims.

We also cannot predict the effect of the healthcare industry trend toward managed care on the assisted living marketplace.

Managed care, an arrangement whereby service and care providers agree to sell specifically defined services to public or private payers in an effort to achieve more efficiency with respect to utilization and cost, is not currently a significant factor in the assisted living marketplace.  However, managed care plans sponsored by insurance companies or health maintenance organizations (HMOs) may in the future negatively affect pricing and the range of services provided in the assisted living marketplace.

We face possible environmental liabilities at each of our properties.

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances, including asbestos-containing materials that could be located on, in, or under its property.  These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances.  We could face substantial costs of any required remediation or removal of these substances, and our liability typically is not limited under applicable laws and regulations.  Our liability could exceed our properties’ value or the value of our assets.  We may be unable to sell or rent our properties, or borrow using our properties as collateral, if any of these substances are present or if we fail to remediate them properly.  Under these laws and regulations, if we arrange for the disposal of hazardous or toxic substances such as asbestos-containing materials at a disposal site, we also may be liable for the costs of the removal or destruction of the hazardous or toxic substances at the disposal site.  In addition to liability for these costs, we could be liable for governmental fines and injuries to persons or properties.

RISK RELATING TO INVESTING IN OUR STOCK

We may experience volatility in the market price of our common stock, due to the lower trading volume and lower public ownership of our common stock.

The market price of our common stock has fluctuated significantly in the past, and is likely to continue to be highly volatile.  In particular, the volatility of our shares is influenced by lower trading volume and lower public ownership relative to several other publicly-held competitors.  For example, our closing stock price has ranged from $12.25 per share to $ 39.23 per share from March 31, 2005, to December 14, 2007.  Because more than 39.4% of our outstanding shares are owned by affiliates, our stock is relatively less liquid and therefore more susceptible to large price fluctuations.

Many factors could cause the market price of our common stock to significantly rise and fall.  In addition to the matters discussed in other risk factors discussed in this prospectus supplement, some of the reasons for the fluctuations in our stock price could be:

•	fluctuations in our results of operations;

•	changes in our business, operations, or prospects;

•	changes in the regulatory environment;

•	sales of our common stock by affiliates;

•	the hiring or departure of key personnel;

•	announcements or activities by our competitors;

•	proposed acquisitions by us or our competitors;

•
financial results that fail to meet public market analysts expectations and changes in stock market analysts’ recommendations regarding us, other healthcare companies, or the healthcare industry in general;

•	adverse judgments or settlements obligating us to pay damages;

•	acts of war, terrorism, or national calamities;

•	industry, domestic and international market and economic conditions; and

•	decisions by investors to de-emphasize investment categories, groups, or strategies that include our company or industry.

In addition, the stock market has recently experienced significant price and volume fluctuations.  These fluctuations are often unrelated to the operating performance of particular companies.  These broad market fluctuations may adversely affect the market price of our common stock.  When the market price of a company’s stock drops significantly, shareholders often institute securities class action litigation against that company.  Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Insiders have substantial control over us and are able to influence corporate matters.

Pursuant to the terms of a shareholders agreement entered into in connection with the Summerville acquisition, Mr. Baty and his affiliated entities (the “Baty shareholders”), Saratoga Partners IV, L.P., Saratoga Coinvestment IV, LLC, and Saratoga Management Company, LLC (the “Saratoga shareholders”), and AP Summerville, LLC (“AP Summerville”), AP Summerville II, LLC (“AP Summerville II”), Apollo Real Estate Investment Fund III, L.P. (“AREIF III”), and Apollo Real Estate Investment Fund IV, L.P. (“AREIF IV” and together with AP Summerville, AP Summerville II and AREIF III, the “Apollo shareholders”), a representative of each of the Baty shareholders, the Saratoga shareholders and the Apollo shareholders has been elected or appointed to our board of directors.  Our directors and executive officers and their affiliates, including the Baty shareholders, the Saratoga shareholders and the Apollo shareholders, own, in the aggregate, approximately 39.4% of our outstanding common stock.  As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets.  This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Future sales of shares by existing shareholders could cause our stock price to decline.

Based on shares outstanding as of December 14, 2007, we have outstanding approximately 38,998,791 shares of common stock, of which 19,281,479 outstanding shares are beneficially owned by our executive officers, directors and affiliates controlled by them.

The shares received by the Apollo shareholders are eligible for sale in the public market beginning September 1, 2008, subject to volume limitations under Rule 144 under the Securities Act.  However, pursuant to a registration rights agreement we entered into with the Apollo shareholders, the Saratoga shareholders, the Baty shareholders, and Mr. Granger Cobb, we have agreed to register shares of common stock beneficially owned by these persons under certain circumstances.  In particular, we have filed a shelf registration statement of which this prospectus is a part, to permit public resales of 4,859,008 shares beneficially owned by AP Summerville, AREIF III and/or the limited partners of AREIF III (the “Apollo electing holders”), and 1,800,000 shares beneficially owned by the Saratoga shareholders.  We are required to have such registration statement declared effective by April 1, 2008.  We also agreed to include 55,973 shares owned by Health Care REIT, Inc. (“HC REIT”) in this registration statement.  Once effective, the Apollo electing holders, the Saratoga shareholders and HC REIT will be able to publicly resell the shares offered by this prospectus without restriction.  Moreover, if one or more parties to the registration rights agreement exercise their rights with respect to the shares they own, additional shares may become eligible for public resale without restriction.

As of December 14, 2007, options for a total of 2,161,612 shares of common stock were outstanding under our equity incentive plans, of which options for a total of 1,059,801 shares were then exercisable.  All of the shares issuable on exercise of such vested options are eligible for sale in the public market.  If our executive officers, directors, or significant shareholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock may depend in part on any research and reports that securities or industry analysts publish about us or our business.  We currently have limited research coverage by securities and industry analysts.  Lack of research coverage could negatively impact the market for our common stock.  In the event additional securities or industry analysts do initiate coverage of our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline.

Antitakeover provisions of Washington law, our articles of incorporation and our bylaws may prevent or delay an acquisition of us that shareholders may consider favorable or may prevent or delay attempts to replace or remove our board of directors.

Our articles of incorporation and bylaws contain provisions, such as the right of our directors to issue preferred stock from time to time with voting, economic and other rights superior to those of our common stock without the consent of our shareholders, and prohibitions on cumulative voting in the election of directors, all of which could make it more difficult for a third party to acquire us without the consent of our board of directors.  In addition, our articles of incorporation provide for our board of directors to be divided into three classes serving staggered terms of three years each, permit removal of directors only for cause by the holders of not less than two-thirds of the shares entitled to elect the director whose removal is sought, and require two-thirds shareholder approval of certain matters, including business combination transactions not approved by our incumbent board and the amendment of our bylaws.  Furthermore, our bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings.  In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits certain business combinations between us and certain significant shareholders unless certain conditions are met.  These provisions may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our shareholders.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and in some of our other public statements contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results.  In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will,” or the negative of those terms, or comparable terminology.  Some of the forward-looking statements included in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference and in some of our other public statements relate to, among other things:

•	the effects of competition and economic conditions on the occupancy levels in our communities, including possible excess assisted living capacity;

•	our ability under current market conditions to maintain and increase our resident charges without adversely affecting occupancy levels;

•
our ability to control community operation expenses, including the management of costs largely beyond our control (such as insurance and utility costs) without adversely affecting the level of occupancy and resident charges;

•	our ability to generate cash flow sufficient to service our debt and other fixed payment requirements;

•	our vulnerability to defaults as a result of noncompliance with various debt and lease covenants, including the effects of cross-default provisions;

•	uncertainties relating to competition, construction, licensing, environmental regulation, and other matters that affect acquisition, disposition, and development of assisted living communities;

•	our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and

•	uncertainties related to professional liability claims.

Any or all of our forward-looking statements in this prospectus and in any other public statements we make may turn out to be inaccurate.  Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements.  Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Although we believe that the expectations and forecasts reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements.  Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.  You are advised, however, to consult any further disclosures we make in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

USE OF PROCEEDS

We will not receive any of the proceeds from any sales of common stock made from time to time by the selling shareholders.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock.

The following table sets forth information, as of December 14, 2007, with respect to the selling shareholders and the number of shares of common stock beneficially owned by each selling shareholder that may be offered under this prospectus.

The registration statement of which this prospectus is a part also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar right, or transaction effected without the receipt consideration which results in an increase in the number of our outstanding shares of common stock.  Other than as noted below, the selling shareholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities.  The shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

This prospectus is part of a registration statement on Form S-3 that we are required to file pursuant to a registration rights agreement, dated March 29, 2007, between us, the Apollo shareholders, the Saratoga shareholders, Mr. Baty, our chairman of the board and co-chief executive officer, and certain of his affiliates, and Mr. Granger Cobb, our co-chief executive officer and president.  We entered into that agreement in connection with our entry into an agreement and plan of merger relating to our acquisition of Summerville.  Under the registration rights agreement, we agreed with the Apollo electing holders and the Saratoga shareholders to file by January 1, 2008, and to cause to be declared effective by April 1, 2008, a shelf registration statement which will permit public resales of shares beneficially owned by such shareholders.  The registration rights agreement contains other customary terms, including indemnification provisions.  At the same time as we entered into the registration rights agreement, we entered into a shareholders agreement with the Apollo shareholders, the Saratoga shareholders, and Mr. Baty and certain of his affiliates.  Under this agreement, each of these three major shareholder groups have the right to designate one person as a representative on our board of directors subject to maintaining certain stock ownership, and the parties agreed to vote their shares to elect Messrs. Baty and Cobb, as our co-chief executive officers, to our board.

The 1,800,000 shares of our common stock that may be offered and sold by the Saratoga shareholders under this prospectus were acquired by the Saratoga shareholders in June 2005 pursuant to the conversion of our Series B Convertible Preferred Stock and in March 2006 pursuant to the exercise of warrants for our common stock.  The preferred stock was issued in a financing in December 1999 and the warrants were issued in August 2000 in a modification of that financing.  The Saratoga shareholders also hold collectively $5.0 million in principal amount of our 6.25% convertible subordinated debentures due 2008, which are convertible into shares of common stock at $22 per share.

The 4,914,981 shares of our common stock that may be offered and sold by the Apollo electing holders and HC REIT under this prospectus were acquired by AP Summerville, LLC, AREIF III and HC REIT on September 1, 2007, in connection with our acquisition of Summerville.  Prior to our acquisition of Summerville, the Apollo shareholders had made a series of preferred equity and debt investments in Summerville.  Prior to August 2007, we leased 50 communities from HC REIT pursuant to leasing arrangements we entered into with HC REIT from time to time.  In August 2007, we acquired from HC REIT three of these communities for a purchase price of $25 million, including transaction costs.  Prior to our September 2007 acquisition of Summerville, Summerville had entered into lease arrangements with HC REIT relating to three communities.  In addition, in connection with Summerville’s entry into two of these leases in March 2007, it had entered into a loan agreement with HC REIT.  As a result of our acquisition of Summerville, the total number of communities we lease from HC REIT has increased to 50, and we assumed the debt obligations under Summerville’s March 2007 loan agreement with HC REIT, of which $12.9 million in principal amount was outstanding as of the date we acquired Summerville.

The following table sets forth information with respect to the beneficial ownership of shares of our common stock held by the selling shareholders as of December 14, 2007, and the number of shares of common stock offered by the selling shareholders.  Beneficial ownership is described under the rules of the Commission.

Selling Shareholder	Total number of shares beneficially owned prior to this offering	Number of shares being offered	Number of shares beneficially owned after this offering assuming sale of all shares offered hereunder

Saratoga Partners IV, L.P. (1)(2)(3)	4,924,918	1,687,500	3,124,918
Saratoga Coinvestment IV, LLC (1)(2)(3)	4,924,918	45,000	3,124,918
Saratoga Management Company LLC (1)(2)(3)	4,924,918	67,500	3,124,918
John P. Birkeland (1)(4)	4,956,277	27,660	3,156,277
Charles P. Durkin, Jr. (1)(3)(5)	5,017,725	24,060	3,217,725
David W. Niemiec (1)(3)(6)	82,751	10,500	72,251
Christian L. Oberbeck (1)(7)	4,971,600	4,020	3,171,600
Apollo Real Estate Investment Fund III, L.P. (8)	4,859,008	4,795,784	—
AP Summerville, LLC (8)	63,224	63,224	—
Health Care REIT, Inc.	55,973	55,973	—

(1)
Saratoga Partners IV, L.P., Saratoga Coinvestment IV, LLC and Saratoga Management Company LLC are affiliated entities.  Messrs. Birkeland, Durkin and Oberbeck are the current members of the management committee of Saratoga Associates IV LLC, the general partner of Saratoga Partners IV, L.P.  Until November 2001, Mr. Niemiec was a principal of Saratoga Partners IV, L.P. and certain of its affiliates; he remains a member of Saratoga Associates IV LLC.  Saratoga Management Company LLC is the manager of Saratoga Partners IV, L.P., the managing member of Saratoga Coinvestment IV LLC and attorney‑in‑fact and agent for Messrs. Birkeland, Durkin, Niemiec and Oberbeck (who (other than Mr. Niemiec) are the current members of the management committee of Saratoga Management Company LLC).

(2)
Includes (i) 4,697,646 shares of common stock for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr. and Christian L. Oberbeck have shared voting and dispositive power and (ii) 227,272 shares of common stock in to which debentures are convertible for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power.

(3)	Messrs. Durkin and Niemiec are directors of Emeritus.

(4)
Includes (i) 31,359 shares of common stock, (ii) 4,697,646 shares of common stock for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr. and Christian L. Oberbeck have shared voting and dispositive power and (iii) 227,272 shares of common stock in to which debentures are convertible for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power.

(5)
Includes (i) 59,807 shares of common stock, (ii) 4,697,646 shares of common stock for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr. and Christian L. Oberbeck have shared voting and dispositive power, (iii) 227,272 shares of common stock in to which debentures are convertible for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power and (iv) options exercisable within 60 days for the purchase of 33,000 shares of common stock.

(6)
Includes (i) 21,027 shares of common stock, (ii) 27,381 shares of common stock which are held by Saratoga Management Company LLC as attorney-in-fact and agent for Mr. Niemiec, (iii) 1,343 shares of common stock into which debentures are convertible, all of which are held by Saratoga Management Company LLC as attorney-in-fact and agent for Mr. Niemiec, and (iv) options exercisable within 60 days for the purchase of 33,000 shares of common stock. Mr. Niemiec may be deemed to have no dispositive or voting power over the common stock or debentures for which Saratoga Management Company LLC acts as agent and attorney-in-fact.

(7)
Includes (i) 46,682 shares of common stock, (ii) 4,697,646 shares of common stock for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr. and Christian L. Oberbeck have shared voting and dispositive power and (iii) 227,272 shares of common stock in to which debentures are convertible for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power.

(8)
Stuart Koenig, an Emeritus director, is the Vice President of Apollo Real Estate Capital Advisors III, Inc., the general partner of Apollo Real Estate Investment Fund III, L.P., the sole member of AP Summerville, LLC.

PLAN OF DISTRIBUTION

The selling shareholders may sell common stock, to or through underwriters or dealers, through agents, directly to other purchasers, or through a combination of these methods, on a continuous or delayed basis.

Selling Shareholders Distribution

We will not receive any proceeds from the sale of our common stock by the selling shareholders, but we may in certain cases, pay fees and expenses relating to the registration or an offering of such common stock, such as registration and filing fees, fees and expenses for complying with federal and state securities laws and NASD rules and regulations, and fees and expenses incurred in connection with a listing, if any, of any of the securities on any securities exchange or association.

The shares of common stock being registered may be sold from time to time directly by the selling shareholders or, alternatively, through underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, then the selling shareholders who sell those shares will be responsible for underwriting discounts or commissions.  The selling shareholders may, from time to time, sell any or all of their common stock in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.  Such sales may be effected in transactions (which may involve block transactions):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	in privately negotiated transactions;

•	through put or call option transactions, whether such options are listed on an options exchange or otherwise;

•	through the settlement of short sales;

•	through a combination of any such methods of sale; or

•	through any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.  There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  These commissions and discounts may exceed what is customary in the types of transactions involved.  Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.  The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if a selling shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer, donate, and distribute the shares of common stock in other circumstances, in which case the transferees, donees, pledgees, distributees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders also may transfer the shares of our common stock in private transactions, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the transferees, donees, or other successors in interest as selling shareholders under this prospectus.

The selling shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.  If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.  If so, the third party may use securities pledged by the selling shareholders or borrowed from the selling shareholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling shareholders in settlement of those derivatives to close out any related open borrowings of stock.  The third party in such sale transactions may be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those shares.  In such event, any commissions received by those broker-dealers or agents and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of our common stock.

The selling shareholders have advised us that they have not entered into any agreements or understandings with any underwriters or broker-dealers regarding the sale of their shares of our common stock.  If we are notified by any selling shareholder that any material agreement or understanding has been entered into with a broker-dealer for the sale of shares of our common stock, if required, we will file a supplement to this prospectus.  If the selling shareholders use this prospectus for any sale of the shares of our common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Pursuant to the registration rights agreement, we have agreed to indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Perkins Coie LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements and the financial statement schedule of Emeritus Corporation and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to

Emeritus’s annual report on Form 10-K for the year ended December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2006, financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

The consolidated balance sheets of Summerville Senior Living, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference to Emeritus Corporation’s Current Report on Form 8-K dated June 11, 2007, and filed June 12, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated June 7, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement), which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, as well as registration and proxy statements and other information, with the Commission.  These documents may be read and copied at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You can get further information about the Commission’s Public Reference Room by calling 1-800-SEC-0330.  The Commission also maintains a website at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like Emeritus that file electronically with the Commission.  In addition, our filings with the Commission may be available through the American Stock Exchange, 86 Trinity Place, New York, New York, 10006, on which our common stock is listed.

This prospectus is part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933, as amended, or the Securities Act.  As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission.  For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form S-3 that may be obtained as described above.  Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete.  If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.  Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus supplement, and the information that we file later with the Commission will automatically update and, where applicable, supersede this information.  We incorporate by reference the documents listed below and any additional documents filed by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or after the date of this prospectus (other than information “furnished” under any current report or otherwise “furnished” to the Commission), until this offering is terminated:

(a)                 our annual report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007, which contains audited financial statements for the most recent fiscal year for which audited financial statements have been filed, and our amendment to such Form 10-K, filed on April 30, 2007;

(b)                 our quarterly reports on Form 10-Q for the three months ended (i) March 31, 2007, filed on May 10, 2007; (ii) June 30, 2007, filed on August 9, 2007; and (iii) September 30, 2007, filed on November 9, 2007;

(c)                 our current reports on Form 8-K, filed on (i) February 6, 2007, (ii) February 28, 2007, (iii) March 6, 2007, (iv) March 12, 2007, (v) March 13, 2007, (vi) March 15, 2007, (vii) March 21, 2007, (viii) March 30, 2007, (ix) April 2, 2007, (x) April 19, 2007, (xi) May 2, 2007, (xii) June 1, 2007, (xiii) June 12, 2007, (xiv) June 14, 2007, (xv) June 20, 2007, (xvi) June 29, 2007, (xvii) August 16, 2007, (xviii) August 31, 2007, (xix) September 4, 2007, as amended on November 19, 2007; and (xx) November 15, 2007; and

(d)                 the description of our common stock contained in our registration statement on Form 8-A, filed on October 17, 1995, under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

You can obtain any of the documents incorporated by reference through us, the Commission or the Commission’s website as described below.  Any person, including any beneficial owner, to whom this prospectus is delivered, may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them orally or in writing at the following address:

Emeritus Corporation

Attn:  Executive Vice President—Finance

3131 Elliott Avenue, Suite 500

Seattle, Washington  98121

(206) 298-2909

Documents incorporated by reference are available from us without charge, excluding exhibits to those documents unless we have specifically incorporated by reference such exhibits into those documents.

EMERITUS CORPORATION

6,714,981 Shares Common Stock

PROSPECTUS

January 22, 2008